UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53640

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AXIO FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 EAST 42ND STREET, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10165
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@ICAPITALNET
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
(Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA - 41ST FL	NEW YORK	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARC PALEY , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AXIO FINANCIAL LLC , as of DECEMBER 31 , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Marc Paley*

Title:
CEO

/s/Anushree J. Dehadrai
License : 02DE6404410/ Expires : Feb 18, 2024

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AXIO FINANCIAL LLC
(SEC ID No 8-53640)

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2021

THIS REPORT IS DEEMED PUBLIC IN ACCORDANCE WITH RULE 17a-5(e)(3) under
the Securities Exchange Act of 1934

AXIO FINANCIAL LLC

CONTENTS

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of AXIO Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AXIO Financial LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

New York, NY
March 7, 2022

We have served as the Company's auditor since 2021.

AXIO FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

ASSETS

Cash	$	3,405,483
Fees receivable		1,850,035
Securities owned, at fair value		265,706
Due from clearing broker		8,312,719
Deposit at clearing broker		100,000
Fixed assets, net of accumulated depreciation of $317,870		96,798
Intangible assets, net of accumulated amortization of $594,310		118,862
Other receivables		175,657
Prepaid expenses		117,389
Security deposits		44,968
TOTAL ASSETS	$	14,487,617

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Parent	$	1,428,698
Accounts payable		183,544
Accrued expenses		1,897,714
TOTAL LIABILITIES		3,509,956
MEMBER'S EQUITY		10,977,661
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	14,487,617

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

AXIO Financial LLC (the "Company" or "AXIO"), is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AXIO was founded in December 2001 under the laws of the State of Delaware. AXIO primarily engages in the marketing of investment products to broker-dealers and registered investment advisors, and in proprietary and riskless trading of debt securities. AXIO also engages in investment banking and related financial advisory services on a limited basis. AXIO maintained a fully disclosed clearing agreement with RBC Capital Markets, LLC ("RBC") and does not maintain or hold customer accounts. The Company operates out of four offices, located in New York City, Toronto, Florida and California.

On November 1, 2021, AXIO was acquired by Institutional Capital Network Incorporated ("iCapital" or "Parent") from AXIO Group LLC ("Former Parent" or "Member"). The Company is a wholly owned subsidiary of iCapital as of December 31, 2021.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level I Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level II Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Valuation of Investments (continued)

Level III Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2021, other than securities owned, there were no other assets that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from clearing broker and brokers, other assets and accounts payable and accrued expenses, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended December 31, 2021.

The Company values financial instruments using the following: transactions that day in the securities being priced and a consideration of the overall market; if no transactions occur that day, transactions in similar securities; our own models, and pricing available from IHS Markit or other vendors as appropriate.

The following table shows the major categories of securities owned measured at fair value at December 31, 2021, grouped by the fair value hierarchy:

	Level I	Level II	Level III	
	Quoted prices	Significant	Significant	
Securities owned	in active markets	other observable	other unobservable	Balance
at fair value:	for identical assets	inputs	inputs	as of 12/31/21
Unit invesment Trust	$ 265,706	$ -	$ -	$ 265,706
	$ 265,706	$ -	$ -	$ 265,706

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities. Management's judgment is based on its knowledge and experience about past and current events and its assumptions about conditions it expects to exist and courses of action it expects to take in the future.

Note 2 - Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture, fixtures, leasehold improvements, and computer equipment that are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 5 years. Expenditures for repairs and maintenance are expensed as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the consolidated balance sheets, and any related gain or loss is reflected in the consolidated statement of operations for the corresponding period. There were no sales or other disposals of fixed assets for the year ended December 31. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing a review for impairment, the Company compares the carrying value of the assets with the estimated future undiscounted cash flows.

If it is determined that impairment has occurred, a loss would be recognized during that period. The impairment loss is calculated as the difference between the asset's carrying value and the present value of estimated net cash flows or comparable market values, considering recent operating performance and pricing trends. For the year ended December 31, 2021, the Company determined that there were no impairments.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a corporate return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. Prior to the acquisition the Company was required to record its allocated share of the Former Parent New York City Unincorporated Business Tax.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2018. The years 2018 to 2020 remain subject to examination by taxing authorities.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, at which balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. From time to time, the Company's balances may exceed this limit.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2021, the Company had net capital of $8,308,245, which exceeded its requirement of $233,997 by $8,074,248. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2021, this ratio was 0.42 to 1.

The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k) of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsections k(2)(ii) and Footnote 74 of the Rule.

Note 5 - Due from/to Clearing Broker

The Company clears all of its proprietary and customer transactions trades through RBC on a fully-disclosed basis. For this service, RBC receives a percentage of the gross commission on each transaction. At December 31, 2021, the Company had $8,412,719 receivable from RBC. Securities owned by the Company of $265,706 in fixed income securities are held at RBC.

Note 6 - Fixed Assets

Fixed assets, net at December 31, 2021 are summarized as follows:

Furniture and fixtures	$	118,561
Computer equipment		234,196
Leasehold improvements		61,911
		414,668
Less: Accumulated depreciation		317,870
Fixed assets, net of accumulated depreciation	$	96,798

Note 7 - Related Party Transactions

The Company has an expense sharing agreement with a related party that provides sales and administrative services to the Company. The Company reimburses this affiliated entity for the cost of these services on a monthly basis. The Company also has an expense sharing agreement with the Parent, which consists of salaries, benefits, other compensation, and various operation expenses that the Company reimburses them for. At December 31, 2021, the amount due to Parent was $1,428,698.

Note 8 - Paycheck Protection Program Loan

On April 17, 2020, the Company received loan proceeds in the amount of approximately $1,179,400 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

On June 28, 2021 the Small Business Association ("SBA") granted forgiveness of the full amount of the outstanding PPP loan, $1,179,400.

Note 9 – Intangible Assets

The Company recorded costs related to the software implementation pursuant to FASB ASC 350-40, *Internal-Use Software* ("FASB ASC 350-40"). FASB ASC 350-40 provides for the capitalization of certain internal payroll and payroll-related costs and other costs that are directly related to the development of certain systems for the internal use of the Company. All costs that are not capitalized under FASB ASC 350-40 are recorded as an operating expense as incurred.

As of December 31, 2021, approximately $713,171 of costs related to the software implementation project was capitalized. During the third quarter of fiscal 2019, the software was put into service and will be amortized over three years.

Note 10 - Risk and Uncertainties - COVID-19

'During the 2020 calendar year, the World Health Organization declared the outbreak of the coronavirus ("COVID-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. The impact of this pandemic and general health crisis could result in substantial market volatility and uncertainty and may adversely impact the Company's results. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Note 11 - Subsequent Events

On January 25, 2022, the Company made a distribution for $1,000,000 to the Parent; additionally, on February 28, 2022, the Company made another distribution for $1,000,000 to the Parent.

Outside of the items mentioned in the previous paragraph, the Company has evaluated all events or transactions that occurred after December 31, 2021 through March 7, 2022, which is the date that the statement of financial condition was available to be issued. During this period, there were no other material subsequent events requiring disclosure.